TRANSMITTAL

Feasibility Study Geomechanical Design Input

Date:	February 22, 2019	File No.:	NB201-00542/03-A.01
		Cont. No.:	NB19-00146
To:	Endeavour Silver Corp. 1130-609 Granville Street Vancouver, British Columbia Canada, V7Y 1G5
Attention:	Mr. Dan Dickson

Document Items

Item No.	Description
1.

One (1) signed and sealed copy of “Consent of Author” form for the Technical Report entitled “NI 43-101 and NI 43-101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico”

Remarks

As requested.

Copy To:              Christine West, Endeavour Silver

/cd

Knight Piésold Ltd. | 1650 Main Street West | North Bay, Ontario | Canada, P1B 8G5
T +1 705 476 2165 | E northbay@knightpiesold.com | www.knightpiesold.com

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

Reference is made to the Technical Report titled “NI 43-101 and NI 43-101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” effective August 7, 2018 and dated September 17, 2018 (the “Technical Report”) prepared for Endeavour Silver Corp. (the “Company”).

I consent to any extracts from or a summary of the Technical Report contained in, or incorporated by reference in, the Company’s Annual Information Form dated February 22, 2019, the Company’s Short Form Base Shelf Prospectus dated April 10, 2018 and the Prospectus Supplement dated June 13, 2018 thereto, the Annual Report of the Company on Form 40-F for the fiscal year ended December 31, 2018 and the Registration Statement on Form F-10 (File No. 333-223560) of the Company (collectively, the “Disclosure Documents”).

The undersigned hereby consents to:

(a)	being named directly or indirectly in the Disclosure Documents; and

(b)	the use of the Technical Report and to extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein.

The undersigned hereby confirms that:

(i)	the undersigned has read the Disclosure Documents, including the extracts from or a summary of the Technical Report in the Disclosure Documents or incorporated by reference therein;

(ii) the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents or incorporated by reference therein that is derived from the Technical Report or that is within the undersigned's knowledge as a result of the services performed by the undersigned in connection with the Technical Report; and

(iii) the Disclosure Documents fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 22nd day of February, 2019

LICENSED PROFESSIONAL ENGINEER
B. D. PEACOCK
100141409
22-Feb-2019
PROVINCE OF ONTARIO

Ben Peacock, P.Eng.

2